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                          May 18, 2023

       William Y. Carroll, Jr.
       President and Chief Executive Officer
       SmartFinancial, Inc.
       5401 Kingston Pike, Suite 600
       Knoxville, TN 37919

                                                        Re: SmartFinancial,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2023
                                                            File No. 333-271849

       Dear William Y. Carroll:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              William W. Hooper, Esq.